SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )*

Keryx Biopharmaceuticals
______________________________
(Name of Issuer)

Common Stock
______________________________

(Title of Class of Securities)

492515101
______________________________
(CUSIP Number)

December 1, 2006
_______________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(x) Rule 13d-1(b)
( ) Rule 13d-1(c)
( ) Rule 13d-1(d)

________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

1	.	NAME OF REPORTING PERSONS
		I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

		TIAA-CREF Investment Management, LLC
		I.R.S. #13-3586142

2	.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP				(a) ( )
						(b) ( )

3	.	SEC USE ONLY

4	.	CITIZENSHIP OR PLACE OF ORGANIZATION
		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

		5	.	SOLE VOTING POWER	4,016,572

		6	.	SHARED VOTING POWER	0

		7	.	SOLE DISPOSITIVE POWER	4,016,572

		8	.	SHARED DISPOSITIVE POWER	0

9	.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				4,016,572
10	.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
		SHARES ( )

11	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
				9.30%
12	.	TYPE OF REPORTING PERSON
				IA

1	.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

College Retirement Equities Fund - Growth Account
I.R.S. # 13-6022042

2	.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP				(a) ( )
(b) ( )

3	.	SEC USE ONLY

4	.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

		5	.	SOLE VOTING POWER	0

		6	.	SHARED VOTING POWER	2,843,806

		7	.	SOLE DISPOSITIVE POWER	0

		8	.	SHARED DISPOSITIVE POWER	2,843,806

9	.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,843,806
10	.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
		CERTAIN SHARES				( )

11	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.59%
12	.	TYPE OF REPORTING PERSON
IV

1	.	NAME OF REPORTING PERSONS
		I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

		Teachers Advisors, Inc.
		I.R.S. # 13-3760073

2	.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP				(a) ( )
						(b) ( )

3	.	SEC USE ONLY

4	.	CITIZENSHIP OR PLACE OF ORGANIZATION
		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

		5	.	SOLE VOTING POWER	375,069

		6	.	SHARED VOTING POWER	0

		7	.	SOLE DISPOSITIVE POWER	375,069

		8	.	SHARED DISPOSITIVE POWER	0

9	.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				375,069
10	.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
		SHARES ()

11	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
				0.87%
12	.	TYPE OF REPORTING PERSON
				IA

Item 1(a).	NAME OF ISSUER:

Keryx Biopharmaceuticals

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

750 Lexington Avenue
New York, NY 10022

Items 2(a)-2(c).	NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP
OF PERSONS FILING:

TIAA-CREF Investment Management, LLC (“Investment Management”)
730 Third Avenue
New York, NY 10017
Citizenship: Delaware

College Retirement Equities Fund - Growth Account (“CREF Growth Account”)
730 Third Avenue
New York, NY 10017
Citizenship: New York

Teachers Advisors, Inc. (“Advisors”)
730 Third Avenue
New York, NY 10017
Citizenship: Delaware

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

Item 2(e).	CUSIP NUMBER: 492515101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or
(c), CHECK WHETHER THE PERSON FILING IS A:

Investment Management

(a)	( )	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	( )	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	( )	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	( )	Investment Company registered under Section 8 of the Investment Company Act.

(e)	(x)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	( )	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	( )	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	( )	A savings association as defined in Section 3(b) of the Federal Deposit Insurance
Act.

(i)	( )	A church plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the Investment Company Act.

(j)	( )	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CREF Growth Account

(a)	( )	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	( )	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	( )	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	(x)	Investment Company registered under Section 8 of the Investment Company Act.

(e)	( )	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	( )	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	( )	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	( )	A savings association as defined in Section 3(b) of the Federal Deposit Insurance
Act.

(i)	( )	A church plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the Investment Company Act.

(j)	( )	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Advisors

(a)	( )	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	( )	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	( )	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	( )	Investment Company registered under Section 8 of the Investment Company Act.

(e)	(x)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	( )	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	( )	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	( )	A savings association as defined in Section 3(b) of the Federal Deposit Insurance
Act.

(i)	( )	A church plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the Investment Company Act.

(j)	( )	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

Item 4.	OWNERSHIP
	(a) Aggregate amount beneficially owned: 4,391,641 (See Exhibit A)
	(b) Percent of class: 10.17%
	(c) Powers of shares:
		Investment Management	CREF Growth Account	Advisors

Sole Voting Power:		4,016,572	0	375,069

Shared Voting Power:		0	2,843,806	0

Sole Dispositive Power:		4,016,572	0	375,069

Shared Dispositive Power:		0	2,843,806	0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

See Exhibit A

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY.

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

Item 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2007
TIAA-CREF INVESTMENT
MANAGEMENT, LLC

By: /s/ Paul Szeto
Paul Szeto
Managing Director

COLLEGE RETIREMENT EQUITIES
FUND - GROWTH ACCOUNT

By: /s/ Scott Evans
Scott Evans
Executive Vice President

TEACHERS ADVISORS, INC.

By: /s/ Paul Szeto
Paul Szeto
Managing Director

EXHIBIT A

ITEM 6. OWNERSHIP.

TIAA-CREF Investment Management, LLC (“Investment Management”) acts as an investment adviser to the College Retirement Equities Fund (“CREF”), a registered investment company, and may be deemed to be a beneficial owner of 4,016,572 shares of Issuer’s common stock owned by CREF. Teachers Advisors, Inc. (“Advisors”) is the investment adviser to a registered investment company, TIAA-CREF Institutional Mutual Funds (“Institutional Funds”), and may be deemed to be a beneficial owner of 375,069 shares of Issuer’s common stock owned by Institutional Funds. Investment Management and Advisors are reporting their combined holdings for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other’s securities holdings and each disclaims that it is a member of a “group” with the other.